Exhibit 99.5

Our File No.: 4092.110.agm	Edward L. Mayerhofer Direct: 604.331.9543 Email: elm@mortonandco.com

July 10, 2007

Canadian Trading and Quotation System Inc.
Suite 630 – 1188 West Georgia Street
Vancouver, BC
V6E 4A2

Dear Sirs:

Re:	Arris Resources Inc. (the “Company”)
Share Consolidation

We are the solicitors for the Company. Pursuant to Section 3.3(f) of Policy 9 – Name Change, Stock Splits & Share Consolidations, we hereby confirm that all necessary steps have been taken to validly effect the Company’s share consolidation in accordance with applicable law.

Should you have any questions or comments, please do not hesitate to contact the undersigned or Sandy Fong, paralegal (ext. 237).

Yours truly,

MORTON & COMPANY

”Edward L. Mayerhofer”

Per: Edward L. Mayerhofer

ELM/sf

Suite 1200 – 750 West Pender Street, Vancouver, B.C. V6C 2T8 • Website: www.mortonandco.com
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